

Southern Union Company



Barclays Capital
2009 CEO Energy Conference
New York

September 10, 2009

www.sug.com



Forward-Looking Statements

Statements contained in this presentation that include company expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. It is important to note that the actual results of company earnings could differ materially from those projected in any forward-looking statements. For additional information refer to Southern Union Company's Securities and Exchange Commission filings.

Southern Union Contact:
Jack Walsh, Vice President - Investor Relations
212-659-3208
jack.walsh@sug.com



Southern Union Company



New England Gas Company
PEI Power
Missouri Gas Energy
Panhandle Eastern Pipe Line
Trunkline Gas
Florida Gas Transmission
storage
Southern Union
Gas Services
Trunkline
LNG
Sea Robin Pipeline

Portfolio of Stable, High-Quality Assets



Company Facts

NYSE: SUG – June 30, 2009			
Total Annual Revenue *(fiscal year 2008)*	$3.1 billion		
Total Assets	$7.8 billion		
Total Debt	$3.6 billion		
Total Preferred Stock	$.12 billion		
Total Stockholder's Equity	$2.3 billion		
Total Capitalization	$6.0 billion		
Market Capitalization	$2.3 billion		
Shares Outstanding	124.1 million		
Annual Dividend/Yield	$.60 per share/3.3%		
Employees	2,413		
Security Ratings	**Moody's**	**S&P**	**Fitch**
Southern Union Co.	Baa3	BBB-	BBB-
Outlook	*Negative*	*Stable*	*Stable*
Panhandle Eastern	Baa3	BBB-	BBB-
Outlook	*Stable*	*Stable*	*Stable*



Creating Shareholder Value



Value Creation

- Value creation will come from:
  - Prudent financial management
  - Organic growth projects
  - Strategic initiatives

Focused on Creating Long-Term Value



Prudent Financial Management

- Preservation of investment grade ratings is important for:
  - Lower financing costs/eliminates collateral requirements
  - Improves rate making and regulatory relationships
- Free cash flow may be used for:
  - Organic growth projects
  - Debt repayment
  - Increased dividends
  - Share repurchases
- Actively manage operating expenses
- Disciplined evaluation of capital investment opportunities



Organic Growth Projects

- Vast pipeline network with access to multiple supply sources and diverse markets will help fuel organic growth

- Analyze trends in the natural gas industry to identify opportunities

- Current organic growth projects:

    - Trunkline LNG Infrastructure Enhancement Project

    - FGT Phase VIII expansion

    - FGT Pascagoula lateral to serve GulfLNG Energy, LLC import terminal



Strategic Initiatives

- Evaluate and pursue market opportunities
  - Strategic acquisitions
  - Partnership or joint venture opportunities
  - Disciplined approach to reviewing all opportunities



Business Segments



Transportation & Storage

- Vast pipeline network with access to diverse supply sources and growing markets

- Approximately 15,000 miles of interstate pipelines with transportation capacity of 7.8 Bcf/d

- One of North America's largest liquefied natural gas (LNG) import terminals with peak send out of 2.1 Bcf/d and storage of 9 Bcf

- Owns/leases approximately 100 Bcf of storage



Transportation & Storage Assets

- **Panhandle Eastern Pipe Line**
  - 6,000 mile, 4-line system
  - 2.8 Bcf/d capacity
  - Supply – Rocky Mountains and mid continent
  - Primary Markets – Midwest including IN, IL and MI
- **Trunkline Gas Company**
  - 3,500 mile, 2-line system
  - 1.7 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Markets – TX, LA, & Midwest including IN and IL
- **Sea Robin**
  - 400 mile offshore gathering system
  - 1.0 Bcf/d capacity

- **Florida Gas Transmission (50% interest)**
  - 5,000 mile, system
  - 2.3 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Market – peninsular Florida
- **Storage Assets**
  - Includes Southwest Gas Storage, Panhandle Eastern and Trunkline Gas Company
  - Owns/leases ≈ 100 Bcf of storage in IL, KS, LA, MI and OK
- **Trunkline LNG**
  - Nation's largest import terminal
  - Located in Lake Charles, LA
  - 2.1 Bcf/d of peak send out capacity
  - 9 Bcf of storage



Trunkline LNG: Infrastructure Enhancement Project

Trunkline LNG is installing infrastructure at its Lake Charles terminal to allow for ambient air vaporization of LNG and natural gas liquids processing.



Project Cost: $430MM (excluding capitalized interest)

Operating Income: $56MM to $61MM

Depreciation: $11MM

EBITDA: $67MM to $72MM

In service: 3Q 2009

- Contracted with BG LNG Services for 20 years
- Benefits
    - Gas quality control mechanism
    - Lower fuel consumption
    - Provides BG with greater supply flexibility due to NGL processing capability

FGT Phase VIII Expansion



Major scale expansion project from Mississippi to central and south Florida.

Project Cost: Approx. $2.4 Billion

In service: Spring 2011

Overview:

- 820 MMcf/day capacity design
- Approximately 74% contracted with 25 year contracts
- Approximately 500 miles of pipeline and 200,000 HP of compression

Legend:

- PROPOSED METER STATION
- COMPRESSOR ADDITION/MODIFICATION
- PROPOSED NEW COMPRESSION
- PROPOSED PIPELINE
- ACQUIRED FROM FPL

EXISTING FGT
- FGT PIPELINE
- JOINT VENTURE
- COMPRESSOR STATION
- METER STATION



FGT Phase VIII Expansion Timeline

- Open season ran January 14 through February 15

- Filed FERC Certificate on October 31, 2008

- Expect FERC Approval 4th Quarter 2009

- Target In-Service Date – Spring 2011

- Expect operating income of $240 to $260 million, depreciation of $50 million and EBITDA of approximately $290 to $310 million when fully subscribed

- FPL Capital provided Citrus with $500MM of mezzanine/term financing for project on October 1, 2008

- FGT issued $600MM of senior notes on May 8, 2009 yielding 7.926%

FGT Pascagoula Lateral



FGT Compressor Station 10

FGT Mainline

FGT Compressor Station 11

FGT (Existing)

Joint project with Transco with direct connection to the Gulf LNG Terminal in Pascagoula, MS.

Project Cost: $60MM
Operating income: $10MM
Depreciation: $1MM
EBITDA: $11MM
In service: 2011

- 20 year firm transportation agreement for 340 MMcf/day
- 15 miles 26-inch pipeline, 9 miles of 24-inch pipeline

FGT / Transco Pascagoula Lateral

FGT/Gulf South (Existing)

FGT/Transco (Existing)

Tie-in to FGT & Transco Mobile Bay Laterals

Gulf LNG Terminal

5.0 miles

Gulf LNG Pipeline

Mobile Bay Supply

16



Gathering & Processing

- Located in prolific, long-lived Permian Basin

- Approximately 4,900 miles of gas and gas liquids pipelines covering 16 counties in West Texas/Southeast New Mexico

- Two fully-integrated midstream systems connected via high-pressure pipeline network

  - North System: Jal and Keystone

  - South System: Coyanosa, Mi Vida, Tippett and Grey Ranch

  - Integration: 24-inch high-pressure pipeline

- Four active cryogenic plants and five active treating plants

- Attractive downstream markets

  - Residue: California, Mid Continent, Texas

  - NGLs: Mont Belvieu

- Attractive contract mix: 98%+ POP / Fee-based

Map of Operations


LEA
GAINES
EDDY
WEST EUNICE COMP. STA.
ANDREWS
Fort Worth Headquarters
JAL PLANT
NEW MEXICO
TEXAS
KEYSTONE PLANT
ECTOR
LOVING
WINKLER
MIDLAND
GLASSCOCK
CULBERSON
HALLEY PLANT
WARD
MI VIDA TREATER
BLOCK 16 TREATER
CRANE
REAGAN
UPTON
REEVES
COYANOSA PLANT
TIPPETT PLANT
PUTNAM TREATER
CROCKETT
PECOS
GREY RANCH CO 2 TREATER
TERRELL
Southern Union Gas Services
Permian Basin Area
North System
South System
Major High Pressure Transfer Pipelines
Richardson NGL Pipeline
0
20
40
SCALE IN MILES
May 3, 2005
50059
A.P.



North System

- Consists of the Jal and Keystone Systems
  - Large diameter predominately low pressure pipelines
  - Wellhead volumes over 200 MMcfd of 5.0 Gallon per Mcf (GPM) sour gas
  - 220 MMcfd cryogenic plant capacity
  - 22,400 barrels per day (bpd) NGL production
  - 40 tons per day sulfur plant capacity
  - Recent compression and high pressure pipeline upgrades
  - Treating capacity expansion at Jal 3 plant, including acid gas injection well, completed early 2009



South System

- Consists of the Mi Vida, Coyanosa and Tippett Systems
  - High pressure integrated sweet and sour gas gathering system
  - Wellhead volumes over 325 MMcfd
  - 190 MMcfd cryogenic processing capacity
  - Plant inlet volume over 160 MMcfd of 3.5 GPM gas with 11,500 bpd NGL production
  - 370 MMcfd treating capacity with 140 MMcfd currently active
- Grey Ranch System
  - High CO_2 gathering and treating system
  - Earn fixed fee for removing CO_2 volumes
  - 160+ MMcfd current throughput



High Pressure Transfer System

- Consists of 84 miles of 16-inch and 24-inch pipelines
- Provides operational flexibility
  - Transfer processable gas between plants
  - Move sour, lean gas between treaters
- Option available to increase residue gas value
  - Capture Permian to WAHA differential



Diversified, Active Producer Portfolio

- Stable and active producer base
- Diversified portfolio of oil and gas companies
- Strong producer relationships
- Significant customers include Chesapeake, Anadarko, Apache, ExxonMobil, ConocoPhillips, ChevronTexaco, BEPCo, Devon and others



Gas Supply – Contract Risk Mitigation

- Substantially eliminated true keep whole exposure
- Contract structure and operating flexibility enable SUGS to convert significant portion of equity NGL to equity NG during negative frac spread environment
- Changed gas pricing mechanism – First-of-Month to Gas Daily
  - Matches daily priced gas to daily priced NGL
  - Mitigates risk from daily volume swings
- Producer indemnifications negotiated on many capital intensive projects



June 2009 Total System Wellhead Volumes

- Wellhead Purchases 2%
- Conditioning Fee 8%
- Fee Based 52%
- Percent of Proceeds 38%



2009 G&P Assumptions

- Positive processing spread environment allows conversion of equity volumes into mostly natural gas liquids

- Equity volumes

  - Natural Gas Liquids equity volume of 40,000 to 45,000 MMBtu/d equivalent

  - Natural Gas equity volume of 2,500 to 7,500 MMBtu/d

- Normalized fuel, flared and unaccounted for levels



G&P Hedge Portfolio

- Sept 1 through Dec 31, 2009 hedged positions:
    - 35,000 MMBtu/d of NGL equivalent at $14.27
    - 5,000 MMBtu/d of natural gas at $3.90
- Sept 1 through Dec 31, 2009 unhedged price assumptions:
    - NGL equivalent sold at $9.36 per MMBtu
    - Natural gas sold at $3.76 per MMBtu
- 2010 positions:
    - 15,000 MMBtu/d of natural gas at $5.42
    - 10,000 MMBtu/d of NGL equivalent at $10.42

SUGS Growth Projects



GAINES
LEA
EDDY
ANDREWS
MARTIN
JAL PLANT
KEYSTONE PLANT
ECTOR
MIDLAND
HALLEY PLANT
BLOCK 16 TREATER
MI VIDA TREATER
CRANE
REAGAN
REEVES
UPTON
WAHA HEADER
COYANOSA PLANT
CULBERSON
TIPPETT PLANT
PUTNAM TREATER
CROCKETT
PECOS
GREY RANCH CO2 TREATER
TERRELL
SOUTHERN UNION GAS SERVICES
GROWTH PROJECTS
Anadarko, Chesapeake, Patterson - Atoka Sweet
West Eunice Project - Apache
BEPCo - Nash Draw
Range Resources - Loving Area
Barnett Shale Play - EOG, Chesapeake, Quicksilver and Others
ExxonMobil - Block 16 & Waha
Mariner - Sprayberry Aldwell Unit
OXY - Sword Field & Sealy Smith
Riata Energy / Plains Resources - High C02 Ellenburger
Chesapeake Dedicated Area
June 14, 2006
60060-F

- **Deep Atoka Lean Gas Development – Loving, Winkler and Ward Counties, Texas**
  - Anadarko and Chesapeake continuing drilling
  - Both have reduced the number of rigs in this deep Atoka gas play
- **Bone Springs Rich Gas Play – Loving, Winkler and Ward Counties, Texas**
  - Atoka drilling program sparked a shallower Bone Springs oil play
  - Rich 4 GPM gas at rates up to 1 MMcfd per well
  - Requires low pressure systems
  - Drilling programs accelerating with high oil prices
- **Eunice Area Expansion Projects – Lea County, New Mexico**
  - Treating expansion project with acid gas injection well completed early 2009
  - Volume growth from active horizontal oil drilling from various producers including Chesapeake, Apache, Range and Bass
  - High margin, rich, sour, low pressure gas
  - Drilling programs accelerating with high oil prices
- **West Texas Barnett Shale – Culberson, Reeves, Pecos and Jeff Davis Counties, TX**
  - Chesapeake is the largest player in the area
  - Recent completions approaching 5 MMcfd per well of lean high CO_2 gas
  - Chesapeake indicating it will keep several rigs active in the play



Distribution

- ## Missouri Gas Energy

  - Provides natural gas to over 500,000 customers

  - Nearly 13,000 miles of main and service lines

  - Filed a $32.4MM annual base rate increase request in April 2009

- ## New England Gas Company

  - Provides natural gas to 50,000 customers
  - Nearly 2,000 miles of main and service lines
  - Received $3.7MM in increased annual base rates in February 2009



Corporate & Other

- Corporate segment provides administrative and support functions to business segments and allocates expenses as appropriate

- Other segment primarily consists of PEI Power Corporation which owns interests in and operates 70 MW of generating assets in the PJM ISO



Summary

- Compelling vision and clear strategic plan going forward

    - Focus on natural gas related infrastructure

    - Hedged position in 2009 helps mitigate volatility in NGL margins

    - Organic growth projects with clear visibility towards earnings growth and value creation

    - Balance preservation of investment grade credit ratings and return of capital to shareholders

Commitment to Maximize Shareholder Value